FORM 4            U.S. Securities and Exchange Commission
                          Washington, D.C.  20549

               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

 X   Check this box if no longer           OMB APPROVAL
     subject to Section 16.  Form 4 or     OME Number 3235-0287
     Form 5 obligations may continue.      Expires:April 30,1997
     See Instruction 1(b).                 Estimated average
                                           burden hours per
                                           response .. 0.5

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934. Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940


1.   Name and Address of Reporting Person

     Mason       Matthew         J.
       (Last)           (First)      (Middle)

     #860 - 625 Howe Street
             (Street)

     Vancouver, British Columbia   Canada         V6C 2T5
        (City)                     (State)        (Zip)

2.   Issuer Name and Ticker or Trading Symbol

     Summo Minerals Corporation

3.   IRS or Social Security Number of Reporting Persons
     (Voluntary)


4.   Statement for Month/Year

     02/97

5.   If Amendment, Date of Original (Month/Year)


6. Relationship of Reporting Person to Issuer (Check all applicable)

     X   Director                       10% Owner
         Officer (give title           Other (specify
                   below)                      below)

                                 TABLE I
                    NON-DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED

1. Title of              2. Transaction      3. Transaction
   Security                 Date                  Code

     Common Stock             02/02/97            X
     Common Stock             02/03/97            S
     Common Stock             02/14/97            P
     Common Stock             02/18/97            P
     Common Stock             02/18/97            P
     Common Stock             02/18/97            P
     Common Stock             02/18/97            P
     Common Stock             02/18/97            P
     Common Stock             02/18/97            P

4. Securities Acquired (A) or Disposed of (D)

   Amount      (A) or (D)     Price

    100,000    A              $1.38 Canadian
     50,000    D              $1.50 Canadian
     10,000    A              $1.50 Canadian
      3,000    A              $1.50 Canadian
      3,000    A              $1.55 Canadian
      3,000    A              $1.50 Canadian
      3,000    A              $1.55 Canadian
      3,000    A              $1.50 Canadian
      3,000    A              $1.55 Canadian

5. Amount of Securities Beneficially Owned at End of Month

     1,337,491

6. Ownership Form: Direct (D) or Indirect (I)

     D&I

7. Nature of Indirect Beneficial Ownership

     All of the foregoing transactions were in shares held directly by Mr. Mason or by his retirement trust account.

                                 TABLE II
                      DERIVATIVE SECURITIES ACQUIRED,
                    DISPOSED OF, OR BENEFICIALLY OWNED
(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security

      Warrants

2. Conversion or Exercise Price of Derivative Security

     $1.38 Cdn

3. Transaction Date (Month/Day/Year)

     02/02/97

4. Transaction Code

     X

5. Number of Derivative Securities Acquired (A) or Disposed of (D)

     100,000 (D)

6. Date Exercisable:     Expiration Date (Month/Day/Year)

     02/02/97            02/02/97

7. Title and Amount of Underlying Securities

     Common Stock    100,000 shares

8. Price of Derivative Security



9.  Number of Derivative Securities Beneficially Owned at End of
    Month

          240,000

10. Ownership Form of Derivative Security:
    Direct (D) or Indirect (I)

          D&I

11. Nature of Indirect Beneficial Ownership


Explanation of Responses:

The foregoing warrants were included with private placement units purchased on February 2, 1995 for $1.20 Canadian per unit.


                    /s/Matthew J. Mason       March 10, 1997

                    Signature of Reporting          Date
                          Person


**   Intentional misstatements or omissions of facts constitute
     Federal Criminal Violations.  See 18 U.S.C. 1001 and 15
     U.S.C. 78ff(a).

NOTE: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.